Filed pursuant to Rule 424(b)3
Registration No. 333-140943

PROSPECTUS SUPPLEMENT
TO
PROSPECTUS DATED MARCH 16, 2007

2.25% Convertible Senior Notes due 2026

 Shares of Common Stock Issuable Upon Conversion of the Notes

This Prospectus Supplement supplements the Prospectus dated March 16, 2007, as supplemented by the Prospectus Supplement dated April 26, 2007 (the “Prospectus”) of KEMET Corporation relating to the resale of up to $175,000,000 aggregate principal amount of our notes and the shares of up to 18,041,240 shares of our common stock issuable upon conversion of the notes by persons who are existing security holders of KEMET and identified in the section of the Prospectus entitled “Selling Security Holders.”

In the United States, our shares of common stock are listed for trading under the symbol “KEM” on the New York Stock Exchange. On June 6, 2007, the closing sales price of our shares of common stock, as reported by the New York Stock Exchange, was $7.61 per share.

Investing in the notes and the common stock issuable upon conversion of the notes involves risks. See “Risk Factors” beginning on page 7 of the Prospectus before investing in our securities.

This Prospectus Supplement should be read in conjunction with the Prospectus, and this Prospectus Supplement is qualified in its entirety by reference to the Prospectus except to the extent that the information contained herein modifies or supersedes the information contained in the Prospectus. Capitalized terms used in this Prospectus Supplement and not otherwise defined herein shall have the same meaning specified in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of the Prospectus and this Prospectus Supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is June 7, 2007

SELLING SECURITY HOLDERS

The following represents additional selling security holders for the table appearing in the “Selling Security Holders” section of the prospectus dated March 16, 2007, as amended by the Prospectus Supplement dated April 26, 2007. Any information that appears below relating to a selling security holder listed in the prospectus dated March 16, 2007, as amended by the Prospectus Supplement dated April 26, 2007 shall amend and supersede the information relating to such selling security holder in the table appearing in the “Selling Security Holders” section of the prospectus dated March 16, 2007, as amended by the Prospectus Supplement dated April 26, 2007

Name of Holder	Amount of Notes Beneficially Owned	Percentage of Notes Beneficially Owned	Percentage of Notes Beneficially Owned	Number of Shares of Common Stock Beneficially Owned(2)	Number of Shares of Common Stock that may be Sold(2)	Number of Shares of Common Stock Upon Completion of Offering(1)
Credit Suisse Securities LLC (USA) (4)	$1,000,000	*	1,000,000	103,093	103,093	0

Lehman Brothers Inc. (4)	1,000,000	*	1,000,000	103,093	103,093	0

Sandleman Partners Multi-Strategy Master Fund Ltd.	27,000,000	15.42%	27,000,000	2,783,506	2,783,506	0

Thomas Weisel Partners LLC (4)	2,500,000	1.43%	2,500,000	257,732	257,732	0

*      Less than 1%

(1)   Because the selling security holders may sell all or any portion of the notes and common stock issuable upon conversion of the notes held by them pursuant to this prospectus, we cannot estimate the amount and percentage of notes and common stock that the selling security holders will hold upon execution of any sales. The information presented assumes that all of the selling security holders will sell all notes held by them or fully convert such notes and sell all shares of our common stock issued upon such conversion.

(2)   Includes the theoretical maximum number of shares of our common stock issuable upon the conversion of the full amount of notes held by such holder at the initial conversion price of approximately $9.70 per share, which equals a conversion rate of 103.0928 shares of $1,000 principal amount of notes. This conversion rate is subject to adjustment as described under “Description of the Notes—Conversion of the Notes—Conversion Rate Adjustments.” Accordingly, the number of shares of our common stock to be sold may increase or decrease from time to time. Fractional shares will not be issued upon conversion of the notes. Cash will be paid in lieu of fractional shares, if any.

(3)   This selling security holder has identified itself as an affiliate of a registered broker-dealer and has represented to us that such selling security holder acquired its securities in the ordinary course of business and, at the time of the purchase of the securities, such selling security holder had no agreements or understandings, direct or indirect, with any person to distribute the securities. To the extent that we become aware that such selling security holder did not acquire its notes or underlying common stock in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus forms a part to designate such affiliate as an “underwriter” within the meaning of the Securities Act.

(4)   This selling security holder has identified itself as a registered broker-dealer and, accordingly, it is deemed to be, under the interpretations of the SEC, an “underwriter” within the meaning of the Securities Act. Please see “Plan of Distribution” for required disclosure regarding these selling security holders.

(5)   Information about other selling security holders will be set forth in one or more prospectus supplement or amendments, if required. Assumes that any other holders of notes, or any future transferees, pledges, donees or successors of or from any such holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rates.

Each of the foregoing confirmed to us that it acquired or is acquiring the notes and the shares of our common stock issuable upon conversion of the notes pursuant to the Prospectus, as supplemented, for investment purposes and not in the ordinary course of business or subject to any agreements or understandings, directly or indirectly, with any person to distribute the securities.